Exhibit 23

Consent of Independent Registered Public Accounting Firm
The Board of Directors
 Hooker Furniture Corporation:
We consent to the incorporation by reference in the registration statement (No. 333‑128942) on Form S-8 of Hooker Furniture Corporation of our reports dated April 13, 2018, with respect to the consolidated balance sheets of Hooker Furniture Corporation as of January 28, 2018 and January 29, 2017, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended January 28, 2018, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of January 28, 2018, which reports appear in the January 28, 2018 annual report on Form 10‑K of Hooker Furniture Corporation.
Our report dated April 13, 2018 on the effectiveness of internal control over financial reporting as of January 28, 2018 contains an explanatory paragraph that states that the scope of management’s assessment of the effectiveness of Hooker Furniture Corporation and subsidiaries’ internal control over financial reporting as of January 28, 2018 included the Company’s consolidated operations, including controls over the Company’s acquisition of Shenandoah Furniture, Inc. on September 29, 2017, but did not include the operations of Shenandoah Furniture, Inc. Shenandoah Furniture, Inc.’s operations represented $41.4 million of the Company’s consolidated total assets and $11.3 million of the Company’s consolidated total revenues as of and for year ended January 28, 2018. Our audit of internal control over financial reporting of Hooker Furniture Corporation also excluded an evaluation of the internal control over financial reporting of Shenandoah Furniture, Inc.

/s/ KPMG LLP
Raleigh, North Carolina
 April 13, 2018